(As filed December 21, 1998)

                                                          File No. 70 -9133


                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                            POST-EFFECTIVE AMENDMENT NO. 1
                                          TO
                              APPLICATION OR DECLARATION
                                          ON
                                      FORM U-1/A
                                        UNDER
                    THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                  Ameren Corporation
                                Union Electric Company
                               Ameren Services Company
                        Union Electric Development Corporation
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       Central Illinois Public Service Company
                              CIPSCO Investment Company
                                    607 East Adams
                             Springfield, Illinois 62739

                             Electric Energy Incorporated
                                  2100 Portland Road
                                Joppa, Illinois 62953

                 (Name of company or companies filing this statement
                     and address of principal executive offices)

                                  Ameren Corporation

                    (Name of top registered holding company parent
                           of each applicant or declarant)

                          Steven R. Sullivan, Vice President
                               Ameren Services Company
                                 1901 Chouteau Avenue
                              St. Louis, Missouri 63103

                       (Name and address of agent for service)





           The Commission is requested to mail signed copies of all orders, notices and communications to:

                William J. Niehoff, Esq.   William T. Baker, Jr., Esq.
                Ameren Services Company    Thelen Reid & Priest LLP
                1901 Chouteau Avenue       40 West 57th Street
                P.O. Box 66149, MC 1310    New York, New York 10019-4097
                St. Louis, Missouri
                63166-6149

          ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS.
                    -------------------------------------

               By order dated December 30, 1997,<F1> Ameren Corporation ("Ameren"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), was authorized to acquire all of the issued and outstanding common stock of Union Electric Company ("Union Electric") and Central Illinois Public Service Company ("CIPS") (collectively, the "Operating Companies"), each of which is an electric and gas utility company, and Ameren Services Company, a subsidiary service company, and to carry out various other transactions related to the combination of Union Electric and CIPS. Ameren also owns all of the issued and outstanding common stock of CIPSCO Investment Company, which manages various non-utility investments; Ameren Energy, Inc., an electricity, gas and energy commodity brokering and marketing company which is an "energy-related company" within the meaning of Rule 58; Ameren Development Company ("Ameren Development"), also an "energy-related company" within the meaning of Rule 58, which was formed to acquire and hold the securities of other "energy-related companies;" and Ameren Energy Communications, Inc., an "exempt telecommunications company" within the meaning of Section 34 of the Act.

               Through the Operating Companies, Ameren indirectly holds 60% of the outstanding common stock of Electric Energy Incorporated, an electric utility generating subsidiary. Ameren's indirect non-utility subsidiaries include Union Electric Development Corporation, a wholly-owned subsidiary of Union Electric, which directly or through subsidiaries of its own engages in various energy-related activities, including, among others, the production and sale of steam and chilled water, demand side management programs, and the sale of customer-side-of the meter services, and Ameren ERC, Inc., a wholly-owned subsidiary of Ameren Development and an "energy-related company" within the meaning of Rule 58 that engages in activities permitted under such rule.



          <F1>  See Ameren Corporation, et al., Holding Co. Act Rel.
          No.26809.

               By order dated March 13, 1998 (the "Financing Order"),<F2> the Commission authorized Ameren to issue and sell common stock and other securities from time to time through February 27, 2003 (the "Authorization Period") in order to fund investments in subsidiaries, to repay, redeem or retire securities of Ameren or its subsidiaries, to provide working capital, and for other corporate purposes. Under the Financing Order, Ameren is also authorized to guarantee and provide other forms of credit support in respect of the obligations of its existing and future non-utility subsidiaries in an aggregate principal amount not to exceed $300 million outstanding at any one time.

               Ameren does not currently hold any direct or indirect interest in any "exempt wholesale generator" ("EWG") or exempt "foreign utility company" ("FUCO"), as those terms are defined in Sections 32 and 33 of the Act, respectively. However, Ameren is exploring potential opportunities to acquire the securities of or other interest in one or more EWGs or FUCOs and therefore requests a further order of the Commission authorizing it to use the proceeds of financing (including guarantees) heretofore authorized under the Financing Order to make such acquisitions, subject to the limitations in the Financing Order and to the added limitation that the amount of proceeds of such financing (including guarantees) used to acquire any EWG or FUCO, when added to Ameren's "aggregate investment" (as defined in Rule 53(a)(1)) in EWGs or FUCOs at any time shall not exceed 50% of Ameren's "consolidated retained earnings" (also as defined in Rule 53(a)(1)). At September 30, 1998, Ameren's consolidated retained earnings were approximately $1.53 billion.

               No other modification to the terms or limitations of the Financing Order is requested herein. Ameren represents that no part of the proceeds of any financing by the Operating Companies will be used to finance any investment in an EWG or FUCO. Ameren further represents that it will not seek to recover through the rates of the Operating Companies any losses that it may sustain in respect of any investment in an EWG or FUCO.


          ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
                    ------------------------------

               The fees, commissions and expenses paid or incurred and to be paid or incurred in connection with this Post-Effective Amendment are estimated not to exceed $2,000.





          <F2> See Ameren Corporation, et al., Holding Co. Act Rel. No.
          26841.

          ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
                    -------------------------------

               The proposed transactions are or may be subject to the requirements of Sections 6(a), 7, 9(a), 10, 12(b), 12(c), 32 and 33 of the Act and Rules 42, 43, 45 and 53 thereunder.

               COMPLIANCE WITH RULES 53 AND 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 of the Act in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs
          (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

               Rule 53(a)(1): As stated above, Ameren currently does not hold, directly or indirectly, any interest in any EWG or FUCO.

               Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest and will cause each domestic EWG in which it acquires and holds an interest to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). The books and records and financial statements of each FUCO which is a "majority-owned subsidiary company" of Ameren will also be maintained and prepared in conformity with GAAP, and Ameren shall proceed in good faith, to the extent reasonable, to cause the books and records and financial statements of each FUCO that is not a "majority-owned subsidiary company" to be maintained and prepared in accordance with GAAP. All of such books and records and financial statements will be made available to the Commission, in English, upon request.

               Rule 53(a)(3): No more than 2% of the employees of the Operating Companies will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

               Rule 53(a)(4): Ameren has submitted or will submit a copy of the Application or Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of the Operating Companies.

               In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the provisions of Rule 53(b).

               Rule 53(b)(1): Neither Ameren nor any subsidiary of Ameren is the subject of any pending bankruptcy or similar proceeding.

               Rule 53(b)(2): Since the date upon which it became a holding company, Ameren has not experienced any decrease in average consolidated retained earnings.

               Rule 53(b)(3): Ameren has not experienced any losses attributable to EWGs and FUCOs.


          ITEM 4.   REGULATORY APPROVAL.
                    -------------------


               The proposed transactions, insofar as they relate to Ameren's issuance of securities (including guarantees) for the purpose of financing investments in an EWG or FUCO, are not subject to the jurisdiction of any state commission or of any federal commission other than the Commission.


          ITEM 5.   PROCEDURE.
                    ---------

               The applicants requests that the Commission's order be issued as soon as the rules allow, and that there be no thirty-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The applicants hereby waive a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in the matter unless such Division opposes the matters covered hereby.


          ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
                    ---------------------------------

               (a)  Exhibits.
                    --------

                    G    -    Financial Data Schedule.   (Incorporated by
                              Reference to Exhibit 27 to Ameren Form 10-Q for the period ended September 30, 1998)
                              (File No. 1-14756).

                    H    -    Form of Federal Register Notice.

               (b)  Financial Statements.
                    --------------------

                    FS-1 - Ameren Consolidated Balance Sheet as of September 30, 1998, and Consolidated Statements of Income and Consolidated Condensed Statement of Cash Flows for the nine months ended September 30, 1998 (Incorporated by Reference to Ameren Form 10-Q for the period ended September 30, 1998) (File No. 1-14756).


          ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
                    ---------------------------------------

                    (a)  In light of the nature of the proposed
          transactions, as described in Item 1 hereof, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

                    (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

          SIGNATURE

               Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                        Ameren Corporation


                                        By:  /s/ Steven R. Sullivan
                                             ----------------------
                                               Name: Steven R. Sullivan
                                               Title:   Vice President and
                                                        Secretary


                                        Union Electric Company


                                        By:  /s/ Steven R. Sullivan
                                             ----------------------
                                               Name: Steven R. Sullivan
                                               Title:   Vice President and
                                                        Secretary



                                        Ameren Services Company


                                        By:  /s/ Jerre E. Birdsong
                                             ---------------------
                                                Name: Jerre E. Birdsong
                                               Title:   Treasurer


                                        Union Electric Development Corporation


                                        By:  /s/ Jerre E. Birdsong
                                             ---------------------
                                               Name: Jerre E. Birdsong
                                               Title:   Vice President and
                                                        Treasurer

                         (Signatures continued on next page)


                                        Central Illinois Public Service Company



                                        By:  /s/ Steven R. Sullivan
                                             ----------------------
                                               Name: Steven R. Sullivan
                                               Title:   Secretary


                                        CIPSCO Investment Company


                                        By:  /s/ Steven R. Sullivan
                                             ----------------------
                                               Name: Steven R. Sullivan
                                               Title:   Secretary


                                        Electric Energy Incorporated


                                          By:  /s/ R. Alan Kelley
                                               ------------------
                                               Name: R. Alan Kelley
                                               Title:   President


          Dated:     December 21, 1998

                               EXHIBIT INDEX
                               -------------

          Exhibit           Description
          -------           -----------
             H              Form of Federal Register Notice